2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

December 12, 2012
Douglass M. Rayburn
Via EDGAR transmission		TEL +1 214.953.6634
Securities and Exchange Commission		FAX +1 214.661.4634
100 F. Street, N.E.		doug.rayburn@bakerbotts.com
Washington, D.C. 20549-3561

Ladies and Gentlemen:

Re:                             Crosstex Energy, L.P.
Crosstex Energy Finance Corporation
Subsidiary Guarantors of Crosstex Energy, L.P.
Registration Statement on Form S-4

On behalf of our clients, Crosstex Energy, L.P., Crosstex Energy Finance Corporation, Crosstex Energy Services, L.P., Crosstex Operating GP, LLC, Crosstex Energy Services GP, LLC, Crosstex Processing Services, LLC, Crosstex Pelican, LLC, Sabine Pass Plant Facility Joint Venture, Crosstex LIG Liquids, LLC, Crosstex Gulf Coast Marketing Ltd., Crosstex CCNG Processing Ltd., Crosstex North Texas Pipeline, L.P., Crosstex North Texas Gathering, L.P., Crosstex NGL Marketing, L.P., Crosstex NGL Pipeline, L.P., Crosstex Permian, LLC, Crosstex Permian II, LLC, Crosstex ORV Holdings, Inc., West Virginia Oil Gathering, LLC, Appalachian Oil Purchasers, LLC, Kentucky Oil Gathering, LLC, Ohio Oil Gathering II, LLC, Ohio Oil Gathering III, LLC, OOGC Disposal Company I, LLC and M & B Gas Services, LLC (together, the “Registrants”), we hereby transmit for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 (“Registration Statement”) relating to the Registrants’ offer to exchange (the “Exchange Offer”) registered 7 1/8% Senior Notes due 2022 for any and all of their unregistered 7 1/8% Senior Notes due 2022.

In connection with the Registration Statement, I draw your attention to the following matters:

•                  The original notes, in the aggregate principal amount of $250 million, were sold in a transaction not subject to the registration requirements of the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A and Regulation S thereunder.

•                  The Registrants are registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and similar no-action letters. In this regard, I enclose a supplemental letter from Crosstex Energy, L.P. and Crosstex Energy Finance

Securities and Exchange Commission	December 12, 2012

Corporation that makes the representations and undertakings with respect to the Exchange Offer contained in the Morgan Stanley and Shearman & Sterling no-action letters.

•                  Since the expiration time of the Exchange Offer is 5:00 p.m., New York City time, on the expiration date, the Exchange Offer will remain open for at least 21 business days after the date notice thereof is mailed to holders of the original notes. The actual expiration date will be included in the final prospectus for the Exchange Offer that will be disseminated to holders of the original notes.

The filing fee for the Registration Statement, calculated in accordance with Rule 457(f) under the Securities Act, in the amount of $34,100 has been paid by wire transfer from Crosstex Energy, L.P.’s account at Wells Fargo Bank to the Securities and Exchange Commission’s account at U.S. Bank, N.A. in St. Louis, MO in accordance with Rule 111 under the Securities Act.

Should any questions or comments arise with respect to this filing, please contact the undersigned.

Very truly yours,

/s/ Douglass M. Rayburn
Douglass M. Rayburn

cc:              Michael J. Garberding
Joe A. Davis
Crosstex Energy, L.P.